Exhibit 1.01

Conflict Minerals Report
For Reporting Period from January 1, 2015 to December 31, 2015

1.	Introduction

This Conflict Minerals Report (this “Report”) of Amtech Systems, Inc. (the “Company”, “Amtech”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).
The Rule requires us to disclose annually whether the necessary conflict minerals contained in the products that we manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”). If we have reason to believe that any of these conflict minerals may have originated in the Covered Countries and may not be from recycled or scrap sources, we are also required under the Rule to submit this Report, which describes the due diligence we performed to determine the source and chain of custody of those conflict minerals, among other things. Conflict minerals are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.
This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule or existing SEC guidance.

2.	Company Overview

Amtech is a global supplier of advanced thermal processing equipment to the solar, semiconductor/electronics, and LED manufacturing markets. Amtech’s equipment includes diffusion, ALD and PECVD systems and solder reflow systems. Amtech also supplies wafer handling automation and polishing equipment and related consumable products. The Company’s wafer handling, thermal processing and consumable products currently address the diffusion, oxidation, and deposition steps used in the fabrication of solar cells, LEDs, semiconductors, MEMS, printed circuit boards, semiconductor packaging, and the polishing of newly sliced sapphire and silicon wafers. Amtech’s products are recognized under the leading brand names Bruce Technologies™, BTU International, PR Hoffman™, R2D Automation™, SoLayTec, and Tempress Systems™.
Our supply chain is large and complex, consisting of several thousand direct suppliers. For any necessary conflict minerals that we source, we are typically several steps removed from the mine in our supply chain. Accordingly, we must rely on information from our direct suppliers regarding the source and chain of custody of any necessary conflict minerals in our products.

3.	Reasonable Country of Origin Inquiry

We determined after review that necessary conflict minerals may be contained in certain of our products manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those minerals, which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.
We identified nine hundred twelve (912) direct suppliers that potentially supplied us conflict minerals. Initially, we sent each of the 912 direct suppliers an introduction e-mail describing our conflict minerals compliance program requirements and introducing Source Intelligence®, a third-party conflict minerals compliance solution provider, who we engaged to assist us with our supplier engagement and analysis efforts for the Reporting Period. We then sent each of the direct suppliers an e-mail which contained a registration and survey request link. We utilized the Conflict Minerals

Reporting Template (“CMRT”) (version 3.0 or higher were accepted) developed by the Conflict-Free Sourcing Initiative (the “CFSI”). Suppliers were offered the option of either uploading a completed CMRT in Excel format or completing an online version of the template directly in the Source Intelligence® platform. Suppliers had the ability to share information at a level with which they were most comfortable (e.g., company, product, or user-defined). This registration e-mail also included an introduction to the Source Intelligence® Conflict Minerals Supplier Resource Center, which is an educational tool that attempts to facilitate a deeper understanding of our conflict minerals compliance program and educates suppliers on why we are requesting country of origin information.
During the RCOI process, we sent up to seven (7) reminder e-mails to each non-responsive supplier requesting their completed template. We attempted to contact by telephone suppliers who remained non-responsive to these e-mails and offered assistance. This assistance included, but was not limited to, further information about our conflict minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided. Because of the amount of time it takes to collect and analyze the responses, the direct suppliers were given a final deadline of March 31, 2016 to respond to our request.
After our initial contact and follow up e-mails and telephone calls, we received responses from approximately forty-three percent (43%) of the suppliers who we believe potentially supplied us conflict minerals. Of the responding suppliers, approximately thirty-six percent (36%) confirmed that they had supplied us necessary conflict minerals during the Reporting Period. We compared the smelters and refiners identified by our suppliers in their responses against Source Intelligence’s® smelter/refiner database, and such comparison led us to believe that approximately eight percent (8%) of the verified smelters and refiners identified by our suppliers processed conflict minerals that were sourced from the Covered Countries. As a result, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and know or have reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4.	Due Diligence

4.1	Design of Due Diligence Framework
As required by the Rule, our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, and the related supplements for tin, tantalum, tungsten and for gold.

4.2	Due Diligence Measures Performed
The following is a description of the due diligences measures we performed for the Reporting Period.

4.2.1	OECD Step #1: Establish and Maintain Strong Company Management Systems

a.
We have a policy regarding the sourcing of conflict minerals, which is publicly available on our company website http://www.amtechsystems.com/minerals.htm. The content of any website referred to in this Report is not incorporated by reference in this Report.

b.
We have a team that is responsible for organizing our conflict minerals compliance, and that team consists of representatives from Procurement, Finance, Compliance, IT and Source Intelligence® (the “Working Group”).

c.	We engaged Source Intelligence® to assist us with our supplier engagement and analysis efforts for the Reporting Period.

d.
Source Intelligence® hosted an e-mail address which allowed our direct suppliers to send us questions about conflict minerals related matters. As needed, Source Intelligence® forwarded Company-specific e-mails to representatives from our Working Group and facilitated communication between our direct suppliers and us.

e.
Source Intelligence® hosted a conflict minerals supplier resource center that our employees and direct suppliers were able to access to obtain training materials and explanations about the Rule and our conflict minerals compliance program.

f.	We used the CFSI CMRT (Revisions 3.00 or higher) to obtain information on the source and chain of custody of necessary conflict minerals from our direct suppliers.

g.	Amtech intends to retain relevant supplier response documentation for no less than five (5) years.

4.2.2	OECD Step #2: Identify and Assess Risks in Our Supply Chain

a.
We reviewed our supplier responses and evaluated them for plausibility, consistency, and gaps. If any of the following red-flags were raised by responses we received, suppliers were contacted on a bi-weekly basis up to three (3) times to resolve the red-flags:

i.	One or more smelters or refiners were listed for a conflict mineral not contained in the products we manufactured or contracted for manufacture;

ii.	Smelter or refiner information was not provided or a provided smelter or refiner was not a verified facility;

iii.	Supplier answered yes to sourcing from the Covered Countries but none of the smelters or refiners listed are known to source from the Covered Countries;

iv.	Supplier indicated that it had not received conflict minerals information from all of its relevant suppliers;

v.	Supplier indicated that it had not identified all of the smelters or refiners used for the products included in the declaration of scope;

vi.	Supplier indicated that it had not provided all applicable smelter or refiner information it received from its suppliers; or

vii.
Supplier indicated that all of the conflict minerals in its products covered by their declaration originated from recycled or scrap sources but one or more of the smelters or refiners it listed are not known to be exclusive recyclers.

b.	We compared the smelters and refiners identified by our suppliers in their completed templates against a database maintained by Source Intelligence®.

4.2.3	OECD Step #3: Design and Implement a Strategy to Respond to Identified Risks

a.	Our executive management team and relevant members of our Board of Directors were updated annually about our conflict minerals compliance program and any associated risks.

b.
We sent out an initial notification signed by our President and Chief Executive Officer to each of the nine hundred twelve (912) suppliers stating the importance of our conflict minerals compliance program.

c.
For those suppliers that listed smelters or refiners that are known or thought to be sourcing from the Covered Countries, we compared the smelters and refiners against the CFSI Conflict-Free Smelter Program, The London Bullion Market Association Good Delivery List, and the Responsible Jewellery Council Chain-of-Custody Certification to determine the certification status of the smelters and refiners.

4.2.4	OECD Step #4: Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We do not carry out audits of the smelters or refiners identified by our suppliers as being in their supply chain. However, we believe that audits of smelters and refiners due diligence practices conducted by CFSI or other third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

4.2.5	OECD Step #5: Report Annually on Supply Chain Due Diligence
We publicly report our Conflict Minerals Policy, Form SD and this Report on our company website at http://www.amtechsystems.com/minerals.htm.

5.	Results of our Review
The results of our due diligence review for the Reporting Period are as follows:

5.1	Facilities Used to Process the Necessary Conflict Minerals
Approximately eighty-one percent (81%) of the responses we received from our direct suppliers were made on a company-level basis, while fourteen percent (14%) were made on a product-level basis and five percent (5%) were on a user-defined basis. Of those made on a product-level or user-defined level, our suppliers named more than one (1) smelter or refiner in their responses for each metal. This lack of detail prevented us from determining whether a particular smelter or refiner named in the responses processed the necessary conflict minerals in our products. Accordingly, we are unable to disclose the facilities used to produce the necessary conflict minerals in our products during the Reporting Period.

5.2	Country of Origin of Our Necessary Conflict Minerals
Based on the responses provided by our suppliers described in section 5.1. above, the responses did not provide sufficient information to identify the country of origin of the necessary conflict minerals in our products. Accordingly, we are unable to disclose the country of origin of the necessary conflict minerals in our products during the Reporting Period.

5.3	Efforts to Determine the Mine or Location of Origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products.

6.	Steps Taken and Being Taken to Mitigate Risk
Since the start of the Reporting Period, we have taken or are taking the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve the results of our due diligence measures.

a.
Continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

b.
Engaged Source Intelligence® to assist us with our supplier engagement and analysis efforts and to identify the country of origin, source and chain of custody of the necessary conflict minerals in our products.

7. Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2015, (2) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.